

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

July 1, 2009

<u>Via U.S. Mail</u>

Mr. Dennis Petke
Chief Financial Officer
Mantra Venture Group Ltd.
1205 – 207 West Hastings Street
Vancouver, British Columbia, Canada V6B 1H7

> **Re: Mantra Venture Group Ltd.**
> **Form 10-K for the Year Ended May 31, 2008**
> **File No. 000-53461**

Dear Mr. Petke:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief